Mail Stop 3010

July 16, 2009

Mr. Gregory F. Hughes
Chief Financial Officer and Chief Operating Officer
SL Green Realty Corp.
420 Lexington Ave
New York, New York 10170

> **Re:** **SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-13199**

Dear Mr. Hughes:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief